UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

OneWater Marine Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

Class A Common Stock – 68280L101
(CUSIP Number)

John G. Troiano
Beekman Investment Partners III, LP
Beekman Investment Partners AIV III-OWM, L.P.
c/o The Beekman Group
 530 Fifth Avenue, 23rd Floor
 New York, New York 10036
(646) 502-3300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 21, 2020

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68280L101	Page 2 of 7

1	NAMES OF REPORTING PERSONS
John G. Troiano

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
569,282 shares of Class A Common Stock(1)(2)

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
569,282 shares of Class A Common Stock(1)(2)

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
569,282 shares of Class A Common Stock(1)(2)(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4% of Class A Common Stock(1)(2)(3)(4)(5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Beekman Investment Partners III, LP (“Beekman”) beneficially owns 385,734 shares of Class A Common Stock and Beekman Investment Partners AIV III-OWM, L.P. (“AIV III-OWM”) beneficially owns 183,548 shares of Class A Common Stock. Beekman is a limited partnership, the general partner of which is controlled by Mr. Troiano.  AIV III-OWM is an investment fund controlled by Mr. Troiano.

(2)
Does not include 605,752 newly issued common units in OneWater LLC held by OWM BIP Investor, LLC (“OWM BIP”), an entity controlled by Mr. Troiano, which are convertible on a one-for-one basis into Class A Common Stock or for a cash payment at the request of the Reporting Persons.

(3)
Does not include shares 605,752 shares of the Issuer's Class B Common Stock, held by OWM BIP, an entity controlled by Mr. Troiano. The Class B Common Stock is not registered pursuant to Section 12 of the Exchange Act but is entitled to one vote per share on any matter coming before the shareholders of the Issuer.

(4)	Based on 6,087,906 shares of the Issuer's Class A Common Stock outstanding as of February 21, 2020.
(5)
In aggregate, combining the Reporting Persons' Class A Common Stock and Class B Common Stock, as of February 21, 2020, the Reporting Persons have voting power representing approximately 8.1% of the Issuer’s outstanding classes of common stock.

CUSIP No. 68280L101	Page 3 of 7

1	NAMES OF REPORTING PERSONS
Beekman Investment Partners III, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
385,734 shares of Class A Common Stock(1)

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
385,734 shares of Class A Common Stock(1)

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
385,734 shares of Class A Common Stock(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3% of Class A Common Stock(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Beekman is a limited partnership, the general partner of which is controlled by Mr. Troiano.
(2)	Based on 6,087,906 shares of the Issuer's Class A Common Stock outstanding as of February 21, 2020.

CUSIP No. 68280L101	Page 4 of 7

1	NAMES OF REPORTING PERSONS
Beekman Investment Partners AIV III-OWM, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
183,548 shares of Class A Common Stock(1)

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
183,548 shares of Class A Common Stock(1)

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
183,548 shares of Class A Common Stock(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.0% of Class A Common Stock(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	AIV III-OWM is an investment fund controlled by Mr. Troiano.
(2)	Based on 6,087,906 shares of the Issuer's Class A Common Stock outstanding as of February 21, 2020.

CUSIP No. 68280L101	Page 5 of 7

Item 1.	Security and Issuer.

This Schedule 13D is filed by John G. Troiano, Beekman Investment Partners III, LP (“Beekman”) and Beekman Investment Partners AIV III-OWM, L.P. (“AIV III-OWM,” together with Mr. Troiano and Beekman, the “Reporting Persons”) with respect to an aggregate of 569,282 shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of OneWater Marine Inc., a Delaware corporation (the “Issuer”). The Reporting Persons also may be deemed to beneficially own 605,752 shares of the Issuer's Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”). The Class B Common Stock is not registered pursuant to Section 12 of the Exchange Act but is entitled to one vote per share on any matter coming before the shareholders of the Issuer. The Reporting Persons also may be deemed to beneficially own 605,752 newly issued common units (the “Common Units”) in One Water Marine Holdings, LLC, a Delaware limited liability company (“OneWater LLC’’), held by OWM BIP Investor, LLC (“OWM BIP”), an entity controlled by Mr. Troiano, which are convertible on a one-for-one basis into Class A Common Stock or for a cash payment at the request of the Reporting Persons.  The principal executive offices of the Issuer are located at 6275 Lanier Islands Parkway, Buford, GA 30518.

On February 6, 2020, the Issuer, OneWater LLC, and One Water Assets & Operations, LLC, a Delaware limited liability company entered into an Underwriting Agreement (the “Underwriting Agreement”) with Raymond James & Associates, Inc., Robert W. Baird & Co. Incorporated and SunTrust Robinson Humphrey, Inc. (the “Underwriters”), relating to the offer and sale of the Issuer’s Class A Common Stock. The Underwriting Agreement provided for the offer and sale by the Issuer, and the purchase by the Underwriters, of 4,615,385 shares of Common Stock at a price to the public of $12.00 per share (the “Offering”). The Offering closed on February 11, 2020.

Item 2.	Identity and Background.

(a)	This statement is filed by Beekman, AIV III-OWM, and Mr. Troiano.

(b)	The address of the principal business and principal office of each of the Reporting Persons is 530 Fifth Avenue, 23rd Floor, New York, New York 10036.

(c)
Beekman's principal business is investment fund management. AIV III-OWM 's principal business is investment fund management. Mr. Troiano's principal occupation is Managing Partner and Chief Executive Officer of The Beekman Group.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Beekman is a Delaware limited partnership. AIV III-OWM is a Delaware limited partnership. Mr. Troiano is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

See Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Pursuant to the Reorganization (as defined in the Issuer’s Registration Statement on Form S-1, as amended (File No. 333-232639)) as part of the Offering, AIV III-OWM and OWM BIP's equity ownership in OneWater LLC was converted into the Common Units together with an equal number of shares of Class B Common Stock in the Issuer. The shares of Class B Common Stock (i) confer no incidents of economic ownership on the holders thereof, (ii) only confer voting rights on the holders thereof, and (iii) may only be issued on a one-for-one basis, to the holders of Common Units.

Also, in connection with the Offering, on February 11, 2020, Beekman purchased 385,734 shares of Class A Common Stock at $12.00 per share and, upon the reorganization, AIV III-OWM received 183,548 shares of Class A Common Stock in exchange for the 183,548 Common Units previously held by AIV III-OWM.

CUSIP No. 68280L101	Page 6 of 7

Item 5.	Interest in Securities of the Issuer.

(a) In aggregate, the Reporting Persons are the beneficial owners of (i) 569,282 shares of Class A Common Stock of the Issuer, representing 9.4% of the Issuer's Class A Common Stock and (ii) 605,752 shares of Class B Common Stock of the Issuer, representing 7.2% of the Issuer’s Class B Common Stock.  The Issuer's Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act.  The Issuer's Class B Common Stock is not registered pursuant to Section 12 of the Exchange Act.  In aggregate, combining the Reporting Persons' Class A Common Stock and Class B Common Stock, as of February 21, 2020, the Reporting Persons have voting power representing approximately 8.1% of the Issuer’s outstanding common stock. The percentage of beneficial ownership is based upon (i) 6,087,906 shares of Class A Common Stock and (ii) 8,462,392 shares of Class B Common Stock outstanding as of February 21, 2020.

(b) The information contained on the cover page to this Schedule 13D is incorporated herein by reference.

(c) Transactions in the Issuer’s securities affected by the Reporting Persons during the past sixty days:

The information set forth above in Item 2 is incorporated herein by reference.

There were no additional transactions in the last 60 days.

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the Offering, Mr. Troiano and certain other stockholders of the Issuer as well as the Issuer's officers and directors have agreed not to sell any Class A Common Stock for a period of 180 days, starting on February 6, 2020, subject to certain exceptions and extensions.

Also on February 6, 2020, in connection with the Offering, the Issuer entered into indemnification agreements with each of its directors and officers (the “Indemnification Agreements”), including Mr. Troiano. The Indemnification Agreements require the Issuer to indemnify each such individual to the fullest extent permitted under Delaware law against liability that may arise by reason of such individual’s service to the Issuer, and to advance expenses incurred as a result of any proceeding against such individual as to which he or she could be indemnified.

Also in connection with the Offering, the Issuer entered into a registration rights agreement with certain Beekman affiliates, which contains provisions by which the Issuer agrees to register under the federal securities laws the offer and resale of shares of the Class A Common Stock held by certain of the Beekman affiliates or certain of their affiliates or permitted transferees under the registration rights agreement.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated as of February 21, 2020, by and among the Reporting Persons.

CUSIP No. 68280L101	Page 7 of 7

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2020	By:	/s/ John G. Troiano
John G. Troiano, individually

Dated: February 21, 2020
Beekman Investment Partners III, LP

	By:	Beekman Investment Group III, LLC, its general partner.

/s/ John G. Troiano
John G. Troiano, Sole Manager

Dated: February 21, 2020
Beekman Investment Partners AIV III-OWM, L.P.

	By:	Beekman Investment Group III, LLC, its general partner.

/s/ John G. Troiano
John G. Troiano, Sole Manager